August 17, 2007

BY EDGAR
Anne Nguyen Parker
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE, Mail Stop 7010
Washington, D.C. 20649

      Re: Baseline Oil & Gas Corp.; Post-Effective Amendment No. 3 to Registration Statement on Form SB-2 (File No. 333-134978), originally filed June 13, 2006 and declared effective October 20, 2006

Dear Ms. Parker:

      In response to your letter dated August 15, 2007 to our client, Baseline Oil & Gas Corp. (the "Company"), we have filed today a Post-Effective Amendment No. 3 with respect to the Company's Registration Statement on Form SB-2 ("Post-Effective Amendment"), which registration effective was declared effective October 20, 2006. We believe that this Post-Effective Amendment, together with our responses below, address the Commission's comments raised in your letter of August 15, 2007.

      For the benefit of the Commission staff, below are the Company's responses to each of the 3 comments raised in your letter of August 15, 2007:

      1. The reason for the apparent decrease between the number of shares listed for Gilford Securities, Inc. contained in (i) the pre-effective amendment filed on October 6, 2006 vs. (ii) the post effective amendment filed on August 8, 2007 was due to a re-formatting of the selling security holder table and not the result of the sale of shares. In the October 6 amendment, Gilford Securities was only listed ONCE on the table for a total of 556,818 shares. Footnotes for Gilford in the October 6 amendment disclosed that such number of shares consisted of (x) 475,000 shares underlying a placement warrant issued in the November 2005 Placement and (y) 81,818 shares underlying a warrant issued in the February 2006 Placement. In the August 8 amendment, we re-formatted the selling security table to list every investor under the heading of the offering(s) that they participated in. Thus, in the August 8 amendment, Gilford was listed TWICE

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Securities and Exchange Commission
August 17, 2007
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on the selling security table: the first time for 475,000 shares under the heading "Placement Agent in November 2005 Financing" and the second time for 81,818 shares under the heading "Holders of Warrants Issued in February 2006 Financing". Until late July 2007, none of the promissory notes in the November 2005 Financing had been converted and we do not believe that any shares underlying such notes have been sold.

      2. Pursuant to the Commission's request, we have expanded the explanatory note in Post-Effective Amendment No. 3 to explicitly state that such post effective amendment has been filed to deregister the securities relating to the promissory notes issued in the November 2005 financing. We have also set forth the reason for doing so.

      3. We do not believe that there will be any impact on the holders of the convertible notes issued in the November 2005 financing as a result of deregistering their securities because the Company only had the obligation of keeping a registration statement effective with respect to their shares for a period of two years following the closing date of the offering (November 15, 2007). The Company believes that all investors in the November 2005 are non-affiliates and are eligible to resell their securities, if desired, under Rule 144.

      Please also note that the Post-Effective Amendment filed today contains the Company's financial statements for the period ended June 30, 2007.

      We appreciate the Staff's attention to this matter and we hope we have satisfactorily addressed your comments. If you have any further questions, please do not hesitate to contact the undersigned at (212) 561-3602.


                                                            Sincerely,


                                                            /s/ Matthew S. Cohen
                                                            ------------------
                                                            Matthew S. Cohen